UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8–K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): November 26, 2021

CONTANGO OIL & GAS COMPANY

(Exact Name of Registrant as Specified in Charter)

Texas	001-16317	95-4079863
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 E. 5th Street, Suite 300

Fort Worth, Texas

(Address of principal executive offices)

76102

(Zip code)

(817) 529-0059

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.04 per share	MCF	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, on June 7, 2021, Contango Oil & Gas Company (“Contango” or the “Company”) entered into a transaction agreement (the “Transaction Agreement”) by and among Contango, Independence Energy, LLC, a Delaware limited liability company (“Independence”), an entity managed by KKR, IE PubCo Inc., a Delaware corporation (“New PubCo”), IE OpCo LLC, a Delaware limited liability company (“OpCo”), IE C Merger Sub Inc., a Delaware corporation (“C Merger Sub”), and IE L Merger Sub LLC, a Delaware limited liability company (“L Merger Sub”).Pursuant to the Transaction Agreement, (i) Independence will merge with and into OpCo, with OpCo as the surviving person in the merger (the “Independence Merger”), (ii) immediately following the Independence Merger, C Merger Sub will merge with and into the Company, with the Company as the surviving corporation in the merger and a direct wholly owned subsidiary of New PubCo (the “Merger”), (iii) immediately following the Merger, the Company will merge with and into L Merger Sub, with L Merger Sub as the surviving person in the merger and a direct wholly owned subsidiary of New PubCo (the “LLC Merger”), and (iv) the subsequent contribution of L Merger Sub by New PubCo to OpCo (the transactions contemplated by clauses (i) - (v), the “Transactions”). On November 3, 2021, Contango and Independence filed with the Securities and Exchange Commission (the “SEC”) a definitive joint proxy statement/prospectus for the solicitation of proxies in connection with the special meeting of Contango’s shareholders to be held on December 6, 2021, to vote upon, among other things, matters necessary to complete the Transactions (the “Joint Proxy Statement/Prospectus”).

Litigation Relating to the Transactions

Following the filing of the preliminary joint proxy statement/prospectus on July 26, 2021, four lawsuits have been filed in the United States District Court for the Southern District of New York, and one lawsuit has been filed in the United States District for the Eastern District of New York, each in connection with the Transactions (the “Shareholder Actions”): Stein v. Contango Oil & Gas Co., et al., No. 1:21-cv-06769 (S.D.N.Y. Aug. 11, 2021) (the “Stein Action”); Prus v. Contango Oil & Gas Co., et al., No. 1:21-cv-04656 (E.D.N.Y. Aug. 18, 2021) (the “Prus Action”); Whitfield v. Contango Oil & Gas Co., et al., No. 1:21-cv-0700 (S.D.N.Y. Aug. 19, 2021) (the “Whitfield Action”); Byerly v. Contango Oil & Gas Co., et al., 1:21-cv-07327 (S.D.N.Y. Aug. 31, 2021) (the “Byerly Action”); Provost v. Contango Oil & Gas Co., et al., 1:21-cv-07874 (S.D.N.Y. Sept. 21, 2021) (the “Provost Action”). Each of the Shareholder Actions names Contango and the members of the Contango board as defendants, and the Whitfield Action names Independence, OpCo, New PubCo, L Merger Sub and C Merger Sub as additional defendants. Each of the Shareholder Actions alleges, among other things, that the registration statement on Form S-4 filed by New PubCo on July 26, 2021 in connection with the Transactions (the “Registration Statement”) is false and misleading and/or omits certain information allegedly material to Contango shareholders in violation of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 (as amended, the “Exchange Act”) and Rule 14a-9 promulgated thereunder. The plaintiffs in the Shareholder Actions seek, among other relief, an injunction enjoining the Transactions unless and until the defendants disclose the allegedly omitted material information, a rescission of the Transaction Agreement to the extent already implemented (or an award of rescissory damages), an order directing the defendants to account for all damages resulting from the alleged wrongdoing, and an award of plaintiffs’ attorneys’ and experts’ fees and other relief. The Byerly Action also requests that the court determine that the lawsuit is a proper class action and certify Byerly as class representative and his counsel as class counsel. On September 20, 2021, the court consolidated the Stein and Whitfield Actions with the Byerly Action. On October 13, 2021, the court consolidated the Provost Action with the Byerly Action. Contango has also received a demand letter sent on behalf of Catherine Coffman, a purported Contango shareholder. The letter demanded that Contango make supplemental disclosures to investors regarding the Transactions based on factual and legal arguments that are substantially similar to those in the Stein, Prus, Whitfield, Byerly, and Provost Actions.

Each of Contango and Independence believe the Shareholder Actions are without merit and, along with the individual and other defendants intend to defend against the Shareholder Actions; however, neither Contango nor Independence can predict the amount of time and expense that will be required to resolve the Shareholder Actions nor their outcomes. Additional lawsuits arising out of or related to the Transactions may also be filed in the future.

Contango and Independence believe that these claims are without merit and no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Shareholder Actions delaying the Transactions and to minimize the expense of defending the Shareholder Actions, and without admitting any liability or wrongdoing, Contango and Independence are voluntarily making certain disclosures below that supplement those contained in the Joint Proxy Statement/Prospectus. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Contango and Independence specifically deny all allegations in the foregoing complaints, including that any additional disclosure was or is required, and believe that the supplemental disclosures contained herein are immaterial.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

Contango and Independence are supplementing the Joint Proxy Statement/Prospectus with certain additional information set forth below. These disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Joint Proxy Statement/Prospectus, and all terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. New text is boldface and underlined.

The section of the Joint Proxy Statement/Prospectus titled “PROPOSAL 1: THE TRANSACTION PROPOSAL—Background of the Transactions” is hereby amended and supplemented by:

Inserting the following at the end of the sixth paragraph under the heading “Background of the Transactions” on page 98:

Two of the non-disclosure agreements (including the non-disclosure agreement with KKR) included a customary standstill provision and prohibited Contango’s counter-party from requesting or proposing to waive, terminate or amend the standstill provision, but allowed Contango’s counter-party to make private proposals to Contango to the extent such proposals would not create a legal disclosure obligation. Both of these non-disclosure agreements also contained a fall-away provision rendering the standstill obligation inoperative and of no force or effect upon certain events related to a change of control transaction involving Contango, including that the standstill provision would fall-away if Contango entered into an agreement with another party similar to the Transaction Agreement.

The section of the Joint Proxy Statement/Prospectus titled “Certain Contango Unaudited Prospective Financial and Operating Information—Non-GAAP Financial Information” is hereby replaced in its entirety with the following:

Non-GAAP Financial Information

The non-GAAP financial measures used in this section were relied upon by Jefferies at the direction of Contango management, for purposes of its opinion, and by the Contango Board in connection with its consideration of the Transactions. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Jefferies as Contango’s financial advisor for purposes of its opinion or by the Contango Board in connection with its consideration of the Transactions. Accordingly, no further reconciliation of the financial measures included in the financial projections have been provided other than the information disclosed in the table above under “Summary of Contango Forecasted Financial Information.

The section of the Joint Proxy Statement/Prospectus titled “Certain Independence Unaudited Prospective Financial and Operating Information—Non-GAAP Financial Information” is hereby replaced in its entirety with the following:

Non-GAAP Financial Information

The non-GAAP financial measures used in this section were relied upon by Jefferies at the direction of Independence management, for purposes of its opinion, and by the Contango Board in connection with its consideration of the Transactions.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Jefferies as Contango’s financial advisor for purposes of its opinion or by the Contango Board in connection with its consideration of the Transactions. Accordingly, no further reconciliation of the financial measures included in the financial projections have been provided other than the information disclosed in the table above under “Summary of Independence Forecasted Financial Information.

The section of the Joint Proxy Statement/Prospectus titled “Opinion of Contango’s Financial Advisor—Net Asset Value Analysis” is hereby amended and supplemented by:

Replacing the paragraph under the heading “Net Asset Value Analysis—Contango” on page 119 in its entirety with the following:

Net Asset Value Analysis—Contango

Contango’s projected asset-level cash flows were discounted to present values ranging from approximately $788 million to $863 million using a range of discount rates from 10.0% to 12.0%, which Jefferies chose using its professional judgment and expertise. Jefferies derived such discount rates based on the application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an analysis of the weighted average cost of capital of Contango.

The resulting asset valuations were then adjusted for Contango’s general and administrative expenses ranging from approximately $165 million to $178 million and hedge book value of approximately $44 million, each discounted at the respective weighted average costs of capital, and then were reduced by net debt of approximately $100 million, to yield a range of implied net asset values for Contango. The net asset value analysis for Contango was based on commodity price assumptions using NYMEX pricing as of June 4, 2021 listed above and an effective date for discounting of April 1, 2021. This analysis indicated a range of net asset values of Contango of $478 million to $540 million.

Replacing the paragraph under the heading “Net Asset Value Analysis—Independence” on page 119 in its entirety with the following:

Net Asset Value Analysis—Independence

Independence’s projected asset-level cash flows were discounted to present values ranging from approximately $3,658 million to $4,067 million using a range of discount rates from 9.0% to 11.0%, which Jefferies chose using its professional judgment and expertise. Jefferies derived such discount rates based on the application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an analysis of the weighted average cost of capital of Independence.

The resulting asset valuations were then adjusted for Independence’s general and administrative expenses ranging from approximately $349 million to $367 million and hedge book value ranging from $216 million to $219 million, each discounted at the respective weighted average costs of capital, and then were reduced by net debt of approximately $868 million, to yield a range of implied net asset values for Independence. The net asset value analysis for Independence was based on commodity price assumptions using NYMEX pricing as of June 4, 2021 listed above and an effective date for discounting of April 1, 2021. This analysis indicated a range of net asset values of Independence of $2,225 million to $2,605 million.

Replacing the two paragraphs under the heading “Discounted Cash Flow Analysis—Contango” in its entirety with the following:

Discounted Cash Flow Analysis—Contango

Jefferies calculated the sum of the present values of the unlevered free cash flows that Contango was expected to generate over the period from April 1, 2021 through December 31, 2025. Jefferies then calculated the terminal value of Contango by applying a range of multiples of enterprise value to NTM EBITDAX in the terminal period from 5.25x to 8.0x. Jefferies derived the multiple ranges in its professional judgment taking into account historical precedent transactions, among other things. The present values of the unlevered free cash flows and the terminal value of Contango were then calculated using discount rates from 10.0% to 12.0%. Jefferies chose those discount rates using its professional judgment and expertise, deriving them based on the application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an analysis of the weighted average cost of capital of Contango.

The present values of the unlevered free cash flows ranged from approximately $325 million to $339 million, and the present values of the terminal value ranged from $469 million to $788 million.

Jefferies determined ranges of implied enterprise values for Contango ranging from approximately $794 million to $1,126 million and subtracted net debt as of March 31, 2021 of approximately $100 million to determine ranges of implied equity values of Contango. This analysis was based on commodity price assumptions using NYMEX pricing as of June 4, 2021 listed above and an effective date for discounting of April 1, 2021.

This analysis indicated a range of implied equity values of Contango of $694 million to $1,026 million.

Replacing the two paragraphs under the heading “Discounted Cash Flow Analysis—Independence” in its entirety with the following:

Discounted Cash Flow Analysis—Independence

Jefferies calculated the sum of the present values of the unlevered free cash flows that Independence was expected to generate over the period from April 1, 2021 through December 31, 2025. Jefferies then calculated the terminal value of Independence by applying a range of multiples of enterprise value to NTM EBITDAX in the terminal period from 5.25x to 8.0x. Jefferies derived the multiple ranges in its professional judgment taking into account historical precedent transactions, among other things. The present values of the unlevered free cash flows and the terminal value of Independence were then calculated using discount rates from 9.0% to 11.0%. Jefferies chose those discount rates using its professional judgment and expertise, deriving them based on the application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an analysis of the weighted average cost of capital of Independence.

The present values of the unlevered free cash flows ranged from approximately $1,382 million to $1,449 million, and the present values of the terminal value ranged from $2,774 million to $4,660 million.

Jefferies determined ranges of implied enterprise values for Independence ranging from approximately $4,155 million to $6,109 million and subtracted net debt as of March 31, 2021 of approximately $868 million to determine ranges of implied equity values of Independence. This analysis was based on commodity price assumptions using NYMEX pricing as of June 4, 2021 listed above and an effective date for discounting of April 1, 2021.

This analysis indicated a range of implied equity values of Independence of $3,287 million to $5,241 million.

Replacing the second paragraph under the heading “Comparative Public Company Analysis—Contango” on page 121 in its entirety with the following:

Although none of these companies are directly comparable to Contango, Jefferies selected these companies based on its professional judgment because they are exploration and production companies with business characteristics that for purposes of its analysis Jefferies considered similar to the business characteristics of Contango, including such considerations as the relative size or magnitude of their current production, proved reserves and/or cash flows, the mix of their production of oil, natural gas and NGLs, the locations of their assets and other financial and operational characteristics.

—END OF SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS—

Additional Information and Where to Find It

This communication may be deemed to be offering or solicitation material in respect of the Transactions. The Transactions will be submitted to the shareholders of Contango for their consideration. In connection with the Transactions, on November 3, 2021, Independence filed with the SEC an amendment to the registration statement on Form S-4 (SEC File No. 333-258157) that was originally filed on July 26, 2021 containing a joint proxy statement of Contango and Independence and a prospectus of Independence. The registration statement was declared effective on November 3, 2021. Contango commenced mailing the definitive Joint Proxy Statement/Prospectus to its shareholders on November 3, 2021. Contango and Independence may also file other documents with the SEC regarding the Transactions. This document is not a substitute for the registration statement and Joint Proxy Statement/Prospectus or any other documents that Contango or Independence filed with the SEC or sent to shareholders of Contango in connection with the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTIONS, INVESTORS AND SHAREHOLDERS OF CONTANGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTIONS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

The registration statement and the Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained free of charge at the SEC’s website at www.sec.gov or free of charge by directing a request to the Company’s Investor Relations Department at investorrelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Contango, Independence and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Transactions. Information regarding Contango’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. Information regarding Independence’s directors and executive officers and other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the Transactions filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Stockholders, potential investors and other readers should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on Contango’s current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal” and similar expressions identify forward-looking statements and express our expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transactions, opportunities and anticipated future performance. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to: risks related to the Transactions, including the risk that the Transactions will not be completed on the timeline or terms currently contemplated, the risk that Contango’s shareholders may not approve the Transactions, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, the risk that the businesses and assets will not be integrated successfully, the risk that the anticipated cost savings, synergies, intrinsic value, access to capital and growth from the Transactions may not be fully realized or may take longer to realize than expected, and that management attention will be diverted, the risk of potential liability resulting from any future litigation related to the Transactions, and other factors which could affect Contango’s operations or financial results, including those described in Contango’s Annual Report on Form 10-K and other reports on file with the SEC.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Contango nor Independence undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CONTANGO OIL & GAS COMPANY

Date: November 26, 2021	/s/ E. Joseph Grady
E. Joseph Grady
Senior Vice President and Chief Financial and Accounting Officer